UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Global Eagle Entertainment Inc.

(Name of Issuer)

Common Stock ($0. 0001 par value per share)

(Title of Class of Securities)

37951D102

(CUSIP Number of Class of Securities)

Steven M. Hoffman

Wellington Management Company, LLP

280 Congress Street

Boston, Massachusetts 02210

(617) 790-7741

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Management Company, LLP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 3,562,190

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 3,562,190

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,562,190

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%(1)

14.	Type of Reporting Person IA

(1)                                 Based on 35,724,655 shares of Common Stock issued and outstanding as of January 31, 2013 plus 257,058 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Hedge Management, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,903,334

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,903,334

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,903,334

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 5.3%(1)

14.	Type of Reporting Person OO

(1)                                 Based on 35,724,655 shares of Common Stock issued and outstanding as of January 31, 2013 plus 156,291 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102		SCHEDULE 13D

1.	Name of Reporting Person: Wellington Hedge Administrator, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,658,856

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,658,856

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,658,856

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 4.6%(1)

14.	Type of Reporting Person OO

(1)                                 Based on 35,724,655 shares of Common Stock issued and outstanding as of January 31, 2013 plus 100,767 shares of Common Stock underlying warrants exercisable for shares of Common Stock of the Company.

CUSIP No. 37951D102	SCHEDULE 13D

Item 1.   Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Global Eagle Entertainment Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 10900 Wilshire Blvd., Suite 1500, Los Angeles, California 90024.

Item 2.   Identity and Background

The persons filing this Schedule 13D are (i) Wellington Management Company, LLP, a Massachusetts limited liability partnership (“Wellington Management”), (ii) Wellington Hedge Management, LLC, a Massachusetts limited liability company (“WHML”), and (iii) Wellington Hedge Administrator, LLC, Delaware limited liability company (“WHAL”).  Wellington Management, WHML and WHAL are sometimes referred to collectively in this Schedule 13D as the “Reporting Persons.”

Wellington Management’s principal business is that of an investment adviser registered under the Investment Advisers Act of 1940, as amended, and its principal business address is 280 Congress Street, Boston, Massachusetts 02210.

WHML’s principal business is that of purchasing, acquiring, holding, owning, selling, pledging, exchanging or otherwise disposing of any general partnership interest held by it and any other real property or assets.  Its principal business address is c/o Wellington Management Company, LLP, 280 Congress Street, Boston, Massachusetts 02210.

WHAL’s principal business is to act as general partner of various pooled investment vehicles and to engage in any other lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act.  Its principal business address is c/o Wellington Management Company, LLP, 280 Congress Street, Boston, Massachusetts 02210.

During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 5 to this Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

The securities of the Company to which this Schedule 13D relates were acquired by investment advisory clients (“Clients”) of Wellington Management.  Wellington Management

CUSIP No. 37951D102	SCHEDULE 13D

makes the investment decision on behalf of the Clients.  As an investment adviser, Wellington Management may be deemed to beneficially own the securities held by the Clients. WHML is the managing general partner of certain of the Clients and, accordingly, may be deemed to beneficially own the securities held by such Clients.  WHAL is the general partner of certain of the Clients and, accordingly, may be deemed to beneficially own the securities held by such Clients.

In April 2010, certain Clients made a capital investment in Row 44, Inc., a Delaware corporation (“Row 44”), for shares of Series B-1 Preferred Stock of Row 44.  In August 2010, certain Clients made another capital investment in Row 44 for additional shares of Series B-1 Preferred Stock of Row 44.  In December 2011, certain Clients made another capital investment in Row 44 for notes and warrants to purchase common stock of Row 44.  In March 2012, certain Clients made another capital investment in Row 44 for additional notes and warrants to purchase common stock of Row 44.  In June 2012, the notes previously purchased by the Clients were converted into shares of Series C-2 Preferred Stock of Row 44 and warrants to purchase shares of Series C-2 Preferred Stock.  The aggregate amount of funds used to acquire such securities of Row 44 was $29,500,000.  These securities were acquired by the Clients in the ordinary course of business for investment purposes.

On January 25, 2013, in anticipation of the Merger (as defined below), the Clients exercised their warrants to purchase common stock of Row 44.  The aggregate amount of funds used to acquire such securities of Row 44 was $3,500.00.

On January 28, 2013, the Clients purchased in the open market an aggregate 472,993 shares of Common Stock at a price per share of $9.97 and an aggregate 13,400 shares of Common Stock at a price per share of $10.19.  These transactions were effected on The Nasdaq Stock Market.  The aggregate amount of funds used to acquire such shares of Common Stock was $4,852,286.21. In addition to investment purposes, these acquisitions were made in support of the Merger.

Each of the Clients used its own assets to acquire such securities, which in some cases may have included funds borrowed in the ordinary course in margin accounts.

Item 4.   Purpose of Transaction

On November 8, 2012, the Company, EAGL Merger Sub Corp., a Delaware corporation and a direct wholly-owned subsidiary of the Company (“Merger Sub”), Row 44 and PAR Investment Partners, L.P., a Delaware limited partnership (“PAR”), in its capacity as stockholders’ agent and for other specific purposes, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub merged with and into Row 44, with Row 44 continuing as the surviving corporation (the “Merger”). The Merger was completed on January 31, 2013.

Under the terms of the Merger Agreement, Row 44 stockholders, including the Clients, were entitled to receive newly issued shares of Common Stock based on the merger exchange ratio, of which 10% of the closing net merger shares were placed into escrow (the “indemnity escrow”), registered in the name of the escrow agent, to secure (i) any post-closing purchase

CUSIP No. 37951D102	SCHEDULE 13D

price adjustment due to the Company from Row 44 and (ii) Row 44’s indemnification obligations under the Merger Agreement, all as further described in the Merger Agreement. In addition, in connection with the Merger, the Company agreed to assume all Row 44 warrants outstanding at the time of the Merger, which warrants would thereafter be exercisable for shares of Common Stock based on the merger exchange ratio, all as further described in the Merger Agreement.

Pursuant to the Merger, at the closing of the Merger on January 31, 2013, the Clients were entitled to receive, in the aggregate, 5,362,285 shares of Common Stock, of which 536,229 shares of Common Stock were placed into the indemnity escrow, registered in the name of the escrow agent, to secure any post-closing purchase price adjustment and the indemnity obligations.  None of the Reporting Persons have voting power or investment power with respect to shares held in the indemnity escrow.  In addition, in connection with the Merger, the Company assumed all Row 44 warrants held by the Clients at the time of the Merger, which warrants are now exercisable for an aggregate 257,058 shares of Common Stock at an exercise price of $8.62 per share.

Prior to the closing of the Merger, Wellington Management, WHML, WHAL, Wellington Management Investment, Inc. and the Clients (collectively, the "Wellington Entities") and the Company entered into an agreement, dated January 31, 2013 (the “Letter Agreement”), pursuant to which the Wellington Entities expressly disclaimed and relinquished any right to exercise voting power or investment power with respect to any shares of Common Stock issued in the Merger to the extent (but only to the extent) that ownership of such shares would otherwise cause any Wellington Entity to beneficially own in excess of 9.9% (the “Maximum Percentage”) of the Common Stock (such shares in excess of the Maximum Percentage, the “Excess Shares”).  Such Excess Shares will be held in escrow, registered in the name of the escrow agent, pursuant to an escrow agreement, dated January 31, 2013 (the “Escrow Agreement”), among the Company, American Stock Transfer & Trust Company LLC, as escrow agent, Wellington Management and the Clients.  Pursuant to the Escrow Agreement, the escrow agent shall distribute Excess Shares to a Client only upon receipt of and only in accordance with the terms of a copy of an executed certification signed by Wellington Management, in its capacity as investment adviser to the Clients, and addressed to the Company and the escrow agent certifying that, based on the number of shares of Common Stock outstanding in the Company’s most recent report filed under the Securities Exchange Act of 1934, as amended, or as otherwise provided by the Company to Wellington Management, the exercise of voting power or investment power with respect to such Excess Shares by any Wellington Entity shall not cause a violation of the Maximum Percentage limitation.  In order to ensure compliance with the Maximum Percentage limitation under the Letter Agreement, Wellington Management, in its capacity as investment adviser to the Clients, intends to direct the exchange agent in the Merger to deposit 2,543,546 shares of Common Stock otherwise issuable to the Clients in connection with the Merger with the escrow agent under the Escrow Agreement.  None of the Reporting Persons have voting power or investment power with respect to such shares to the extent such shares would otherwise cause a violation of the Maximum Percentage limitation.

Pursuant to the letters of transmittal to be delivered by former Row 44 stockholders to exchange their shares of capital stock of Row 44 for shares of Common Stock to be issued in the

CUSIP No. 37951D102	SCHEDULE 13D

Merger, the former Row 44 stockholders, including the Clients, will covenant not to sell (a) (i) 40% of the Common Stock held by such holder (including shares underlying any warrants), and (ii) any of the shares held in the indemnity escrow for such stockholders’ benefit until the earlier to occur of (A) the six-month anniversary of the closing of the Merger, or (B) if the last sales price of Common Stock exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 45 days after the closing of the Merger, the last day of such 30-trading day period, and (b) the remaining Common Stock until the earlier to occur of (i) the first anniversary of the closing of the Merger, or (ii) if the last sales price of Common Stock exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least six months after the closing of the Merger, the last day of such 30-trading day period.

Within 90 days after closing of the Merger, the Company will submit to PAR, in its capacity as stockholders’ agent, an actual closing balance sheet of Row 44 as of 12:01 a.m. on the closing date of the Merger, together with its calculations of Row 44’s actual indebtedness and working capital as of such time, as well as the respective upward or downward adjustment to the number of shares of Common Stock issuable to the former Row 44 stockholders in the Merger. Subject to the dispute resolution procedures described in the Merger Agreement, to the extent that there is an increase to the number of shares of Common Stock to be issued to the former Row 44 stockholders, the Company shall deliver such number of shares to the exchange agent for distribution to the former Row 44 stockholders, and to the extent that the number of shares of Common Stock issued to the former Row 44 stockholders should be reduced, the Company and Row 44 will instruct the escrow agent for the indemnity escrow to release to the Company such number of shares of Common Stock in the indemnity escrow.

Upon consummation of the Merger, the Company entered into an amended and restated registration rights agreement (the “Registration Rights Agreement”) with respect to, among other shares, shares of Common Stock issued in the Merger and shares of Common Stock underlying the assumed Row 44 warrants (all shares subject to the Registration Rights Agreement, the “registrable securities”).  Under the Registration Rights Agreement, the Company has agreed to file a registration statement with the Securities and Exchange Commission within seven (7) business days after the Merger covering the resale of the registrable securities. Under certain circumstances, the Company may also be required to undertake an underwritten public offering of all or a portion of the registrable securities pursuant to an effective registration statement. Holders of registrable securities also have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Merger.

On January 28, 2013, the Clients purchased in the open market an aggregate 472,993 shares of Common Stock at a price per share of $9.97 and an aggregate 13,400 shares of Common Stock at a price per share of $10.19.  These transactions were effected on The Nasdaq Stock Market.  In addition to investment purposes, these acquisitions were made in support of the Merger.

The foregoing description is qualified in its entirety by reference to the Merger Agreement, the Letter Agreement, the Escrow Agreement and the Registration Rights Agreement. A copy of the Merger Agreement was filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed on November 14, 2012, and is hereby incorporated herein by reference. A copy of the Letter Agreement was filed as Exhibit 10.13 to the Company’s current report on

CUSIP No. 37951D102	SCHEDULE 13D

Form 8-K filed on February 6, 2013, and is hereby incorporated herein by reference. A copy of the Escrow Agreement was filed as Exhibit 10.14 to the Company’s current report on Form 8-K filed on February 6, 2013, and is hereby incorporated herein by reference. A copy of the Registration Rights Agreement was filed as Exhibit 10.1 to the Company’s current report on Form 8-K filed on February 6, 2013, and is hereby incorporated herein by reference.

None of the Reporting Persons is a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, with any other person.

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of its holdings in the Company’s securities, or to change its intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, no Reporting Person has any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.   Interest in Securities of the Issuer

(a) and (b)   As of the date hereof:

(i)     Wellington Management, in its capacity as investment adviser, may be deemed to be the beneficial owner of 3,562,190 shares of Common Stock, consisting of (i) 3,305,132 shares of Common Stock held by the Clients and (ii) 257,058 shares of Common Stock underlying warrants held by the Clients.  Such shares represent beneficial ownership of 9.9% of the Common Stock, based on 35,724,655 shares of Common Stock issued and outstanding as of January 31, 2013.  The foregoing excludes (i) 536,229 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44's indemnification obligations under the Merger Agreement and (ii) 2,007,317 shares of Common Stock issuable in the Merger to be held in escrow, registered in the name of the escrow agent, pursuant to the Letter Agreement because of the Maximum Percentage limitation noted in Item 4 of this Schedule 13D.  Without the Maximum Percentage limitation, Wellington Management would be deemed to beneficially own 5,569,507 shares of Common Stock.

(ii)    WHML, in its capacity as managing general partner to certain of the Clients, may be deemed to be the beneficial owner of 1,903,334 shares of Common Stock, consisting of (i) 1,747,043 shares of Common Stock held by such Clients and (ii) 156,291 shares of Common Stock underlying warrants held by such Clients.  Such shares represent beneficial ownership of 5.3% of the Common Stock, based on 35,724,655 shares of Common Stock issued and outstanding as of January 31, 2013.  The foregoing excludes (i) 283,301 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44's indemnification obligations under the Merger

CUSIP No. 37951D102	SCHEDULE 13D

Agreement and (ii) 1,061,427 shares of Common Stock issuable in the Merger to be held in escrow, registered in the name of the escrow agent, pursuant to the Letter Agreement because of the Maximum Percentage limitation noted in Item 4 of this Schedule 13D.  Without the Maximum Percentage limitation, WHML would be deemed to beneficially own 2,964,761 shares of Common Stock.

(iii)          WHAL, in its capacity as general partner to certain of the Clients, may be deemed to be the beneficial owner of 1,658,856 shares of Common Stock, consisting of (i) 1,558,089 shares of Common Stock held by such Clients and (ii) 100,767 shares of Common Stock underlying warrants held by such Clients.  Such shares represent beneficial ownership of 4.6% of the Common Stock, based on 35,724,655 shares of Common Stock issued and outstanding as of January 31, 2013.  The foregoing excludes (i) 252,928 shares of Common Stock held in the indemnity escrow, registered in the name of the escrow agent, to secure (A) any post-closing purchase price adjustment due to the Company from Row 44 pursuant to the terms of the Merger Agreement and (B) Row 44's indemnification obligations under the Merger Agreement and (ii) 945,890 shares of Common Stock issuable in the Merger to be held in escrow, registered in the name of the escrow agent, pursuant to the Letter Agreement because of the Maximum Percentage limitation noted in Item 4 of this Schedule 13D.  Without the Maximum Percentage limitation, WHAL would be deemed to beneficially own 2,604,746 shares of Common Stock.

Each Reporting Person has shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.

(c)          Other than as set forth in Item 4, no transactions were effected by the Reporting Persons during the 60 day period immediately preceding January 31, 2013.

(d)         The Clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock.  No Client is known by the Reporting Person to have such right or power with respect to more than five percent of this class of securities.

(e)          Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Except as otherwise expressly described herein in Item 4, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among any of the Reporting Persons and any person or entity.

CUSIP No. 37951D102	SCHEDULE 13D

Item 7.         Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit 1

Agreement and Plan of Merger and Reorganization, dated as of November 8, 2012, by and among the Company, Merger Sub, Row 44 and PAR, filed as an exhibit to the Current Report on Form 8-K filed by the Company on November 14, 2012 and incorporated herein by reference.

Exhibit 2

Letter Agreement, dated as of January 31, 2013, between the Wellington Entities and the Company, filed as an exhibit to the Current Report on Form 8-K filed by the Company on February 6, 2013 and incorporated herein by reference.

Exhibit 3

Escrow Agreement, dated as of January 31, 2013, by and among the Company, American Stock Transfer & Trust Company LLC, Wellington Management and the Clients, filed as an exhibit to the Current Report on Form 8-K filed by the Company on February 6, 2013 and incorporated herein by reference.

Exhibit 4

Amended and Restated Registration Rights Agreement, dated as of January 31, 2013, by and among the Company and the parties named on the signature pages thereto, filed as an exhibit to the Current Report on Form 8-K filed by the Company on February 6, 2013 and incorporated herein by reference.

Exhibit 5	Joint Filing Agreement, dated February 8, 2013 .

CUSIP No. 37951D102	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013

WELLINGTON MANAGEMENT COMPANY, LLP

	By:	/s/ Steven M. Hoffman
	Name:	Steven M. Hoffman
	Title:	Vice President

WELLINGTON HEDGE MANAGEMENT, LLC

	By:	/s/ Gregory S. Konzal
	Name:	Gregory S. Konzal
	Title:	Vice President

WELLINGTON HEDGE ADMINISTRATOR, LLC

	By:	/s/ Gregory S. Konzal
	Name:	Gregory S. Konzal
	Title:	Vice President

CUSIP No. 37951D102	SCHEDULE 13D

EXHIBIT 5

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D (the “Schedule 13D”) with respect to the common stock of Global Eagle Entertainment Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.  It is understood and agreed that the joint filing of the Schedule 13D shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

Dated: February 8, 2013

WELLINGTON MANAGEMENT COMPANY, LLP

	By:	/s/ Steven M. Hoffman
	Name:	Steven M. Hoffman
	Title:	Vice President

WELLINGTON HEDGE MANAGEMENT, LLC

	By:	/s/ Gregory S. Konzal
	Name:	Gregory S. Konzal
	Title:	Vice President

WELLINGTON HEDGE ADMINISTRATOR, LLC

	By:	/s/ Gregory S. Konzal
	Name:	Gregory S. Konzal
	Title:	Vice President